  Exhibit 1

BUENOS AIRES, March 15, 2021

COMISIÓN NACIONAL DE VALORES (“CNV”)
Subgerencia de Sociedades Emisoras
25 de Mayo 175
City of Buenos Aires
To: Gerencia de Emisoras

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Notice: CPSA-GG-N-0087/21-AL
 Subject: Material News

Dear Sir/Madam,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform you that the Board of Directors of the Company has decided to call an Ordinary and Special General Shareholders’ Meeting on April 30, 2021, at 11 a.m. on first call, and at 12 p.m. on the same day on second call, provided that the first call fails to take place. The second call shall only consider items falling under the competence of the Ordinary Meeting, which shall be held remotely.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Av. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099